

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 17, 2014

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: TCP Capital Corp. (the "Holding Company")
        Registration Statement on Form N-2
        File Number 333-194669

Dear Mr. Prins:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus.

Prospectus Cover Page

In your response letter, confirm that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

The net asset value per share of the Holding Company's common stock as of a recent date should be included on the cover page.

About This Prospectus

File forms of each prospectus supplement that the Holding Company intends to deliver with "this prospectus." In this regard, expand the disclosure to make clear that the related prospectus supplement and "this prospectus" will together constitute the prospectus for an offering of the Holding Company's securities.

We note that the wide array of securities the Holding Company may issue makes the Holding Company's risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities' potential leverage and potentially dilutive effect, how will the Holding Company convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different securities are issued. What will be presented if the common stock is the first takedown from this shelf offering? We may have further comment.

Fees and Expenses (page 18)

Please confirm in your response letter that "Other Expenses" include excise taxes.

We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 23)

Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Holding Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Holding Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company's and the Operating Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Disclose the extent to which the Holding Company or the Operating Company may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Please add new or expand existing risk disclosure to discuss the following risks presented by investments in original issue discount ("OID") and payment-in-kind ("PIK") securities. Please disclose, if true, that:

a. the higher yields and interest rates on OID and PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

b. OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

     c.   PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

     d.   OID and PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Advisor will be under no obligation to reimburse the Holding Company for these fees.

<u>Your interest in us may be diluted if you do not fully acquire…</u> (page 46)

Expand the disclosure to address the potential dilution in voting power resulting from the issuance of the securities described in this risk factor. Also indicate that the Holding Company's common shareholders will bear all of the expenses of the issuance of the Holding Company's securities irrespective of whether they purchase any such securities.

<u>Market Opportunity</u> (page 62)

Indicate whether all of the sources from where the information that is contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

<u>Expenses</u> (page 71)

In your response letter, confirm that all of the actual and estimated costs and expenses set forth in this section that Holding Company's common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in this prospectus. Please provide similar confirmation of all of the costs and expenses that are described under the "Payment of our expenses" section of the prospectus.

In your response letter, confirm that estimates of all of the costs and expenses for which the Advisor, the General Partner, the underwriters or their affiliates will be reimbursed and which the Holding Company's common shareholders directly or indirectly bear are fully reflected in the fee table and expense example presentation included in this prospectus.

<u>Quantitative and Qualitative Disclosure About Market Risk</u> (page 86)

Expand the disclosure to clarify whether stress tests or similar assessments are conducted to determine whether the portfolio companies will be able to continue making interest payments in the event that interest rates increase as set forth in the chart on page 86. Also, please disclose there can be no assurances that the portfolio companies will be able to meet their contractual obligations at any or all levels of increases in interest rates.

Management Fee (page 104)

Disclose how derivatives will be valued for purposes of determining "total assets" in the calculation of the management fees.

Board and Shareholder Approval of the Investment Management Agreements (page 110)

Please expand the discussion to conform to Instructions 6.e. & f. to Item 24 of Form N-2. In this regard, see also Securities Act Release No. 33-8433 "Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies" (June 23, 2004).

Description of Potential Issuance of Warrants, Options or other Rights to Subscribe for, Convert to, or Purchase our Common Stock (page 125)

Identify the expiration of the authority granted by the Holding Company's shareholders at its 2013 annual meeting. Also, update the status of the Holding Company's pending shareholder solicitation which seeks an extension of such authority.

Include disclosure in the "Risks" section of the prospectus highlighting the potential negative consequences of the possibility of multiple offerings of the securities described in this section including, among other things, the dilutive impact to voting and to NAV, in the case of offerings below NAV, and the potential impact of market overhang on the price of the Holding Company's common stock.

Disclose, if true, that the Holding Company's common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Holding Company's common stockholders exercise any subscription rights.

Certain Considerations and Risks (page 126)

The penultimate sentence states that the Company may issue securities that do not include an adjustment feature for reverse stock splits and that such reverse stock splits "would increase the potential dilutive effect of the exercise of such rights to holders of our common shares." Disclose why the Company would issue any security which did not include an adjustment feature for reverse stock splits and why a majority of the Company's directors who are not "interested persons" of the Company would ever conclude that an issuance of such securities would be in the Company's and in its stockholders' best interests. Add separate risk factor disclosure under the "Risk" section of the prospectus highlighting these potential risks.

Description of Our Debt Securities (page 128)

In your response letter, please describe the types of debt that the Holding Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Holding Company prior to the commencement of any such debt offering.

Disclose the potential impact of structural subordination on the holders of debt issued by the Holding Company.

Revise the third paragraph to state all of the material terms of the indenture and any applicable supplemental indenture will be described in the applicable prospectus supplement accompanying the prospectus. Also, delete the fourth sentence of the third paragraph and instead state that all defined terms used in the prospectus and accompanying prospectus supplement will be defined therein, making it unnecessary to "read the indenture" in order to obtain the definition of any defined term.

Indenture Provisions – Subordination (page 140)

In the first sentence of the second paragraph, clarify whether any payment or distribution received by the holders of subordinated debt securities would similarly be subject to recovery for the benefit of the holders of Senior Indebtedness.

Description of Our Subscription Rights (page 142)

Disclose that any subscription rights offerings will entitle the Holding Company's record date shareholders at the time of any transferable subscription rights offering to purchase one new share for a minimum of every three rights held.

Description of Our Units (page 145)

In the first sentence of the second paragraph, clarify that the reference to "other securities described in the prospectus" is limited to those registered by the Holding Company under the Securities Act of 1933 (the "Securities Act").

The second sentence of the second paragraph apparently indicates that each unit may include "contract for purchase" of any security described in this prospectus. Disclose the likely terms of such contracts and, in your response letter, explain whether the Holding Company will register such contracts under the Securities Act. Also, fully expand upon what is contemplated by the phrase "debt obligations of third parties," other than those issued by the U.S. government, which apparently are among the types of securities that may be included as part of the units issued by the Holding Company. In this regard, it appears that the inclusion of such debt obligations of third parties would constitute a concurrent offering of such securities. In your response letter, describe the Holding Company's plans to effectuate a concurrent registration under the Securities Act of such underlying debt securities.

Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the Investment Company Act of

1940 (the "Investment Company Act"); 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

Moreover, disclose 1) how the Holding Company benefits by issuing units; 2) how this benefit differs from the Holding Company issuing the individual unit components; and 3) whether this benefit to the Holding Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Although the Holding Company has limited authority to sell its common shares at a price below NAV, could the offering of units indirectly result in the Holding Company selling shares of its common stock at a price below NAV outside of such authority? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Holding Company's common stock at a price below NAV by lowering the price of the other securities included in the unit.

Plan of Distribution (page 154)

Expand the disclosure to indicate the extent to which the Holding Company's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Clarify that any offering of securities by the Holding Company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Please confirm to the staff in your response letter that the Holding Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Part C – Other Information

Item 25.(2) Exhibits

Expand the sentence appearing at the top of page C-2 to specifically identify where, in each instance, all such "additional specific disclosures of material information regarding material contractual provisions" have been made in the registration statement.

In order to clarify the timing of the filing of certain exhibits, please specify in footnote (14) that "amendment" refers to "pre-effective amendment."

In this regard, the Holding Company should file in a pre-effective amendment, as an exhibit to the registration statement, the trust indenture that will be used with its proposed debt offerings. The Statement of Eligibility of Trustee on Form T-1 should be filed in a similar fashion or, in the alternative include the following undertaking under Item 34 of Part C if the Holding Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

> The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 (the "Trust Indenture Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

File as an exhibit, in a pre-effective amendment to the registration statement, the form of statement of preferences, or similar document, that the Holding Company anticipates entering into in respect of its issuance of preferred stock.

Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Holding Company's Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Holding Company to file an unqualified legality opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Item 34. Undertakings (page C-5)

Include an undertaking to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Holding Company's common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Annual Report on Form 10-K for the Year Ended December 31, 2013

Statements of Assets and Liabilities:

- Add a "Commitments and Contingencies" line item to the Statement of Assets and Liabilities. Refer to Article 6-04.15 of Regulation S-X, along with a parenthetical reference to the specific notes to financial statements that include disclosures of commitments and contingencies, such as Note 5 on page 86 that contains disclosure of unfunded commitments.

- Footnote 7 states: includes investments with an aggregate market value of $12,960,000 that have been segregated to collateralize certain unfunded commitments. Identify the securities that are segregated. Currently, footnote 7 is only marked for total investments. Include the issuer to which these unfunded commitments relate to on the statement.

Schedule of Investments:

- Are any of the investments non qualifying investments? Provide an indication in its Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the Investment Company Act and, in a footnote, briefly explain the significance of non-qualification. *See* Item 8.6 of Form N-2.

- Are any of the loans on the schedule of investments pledged as collateral? Pledged securities under the borrowing arrangements need to be identified on the schedule of investments. *See* Article 4-08 of Regulation S-X.

Consolidated Statements of Changes in Net Assets:

- Include the disclosure requirements of Article 6-09.3:
  Distributions to shareholders. State separately distributions to shareholders from: (a) Investment income-net; (b) realized gain from investment transactions-net; and (c) other sources

Notes to Financial Statements:

- Note 2- Bifurcate the fair value by valuation technique. This matter was discussed during the AICPA expert panel meeting held on December 12, 2012:

  http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV_EP_Minutes/INV_ExpertPanel_Minutes_Archive.pdf

> *e. During the November conference call, the SEC staff referred to the SEC's CorpFin staff remarks at the recent AICPA National Conference on*

> *Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at*
> http://sec.gov/news/speech/2012/spch091212sc.pdf

- Note 4 Partnership Facility note states:
  Advances under the Partnership Facility through July 31, 2014 bear interest at LIBOR plus 0.44% per annum, except in the case of loans from CP Conduits, which bear interest at the higher of LIBOR plus 0.44% or the CP Conduit's cost of funds plus 0.44%, subject to certain limitations.

  What are CP Conduits? Is the loan subject to this higher rate?

- Note 4 also states that the TCPC Funding Facility and the Partnership Facility are fair valued. The fair values of the Revolving Facilities are estimated by discounting projected remaining payments using market interest rates. At 12/31/13, the Revolving Facilities would be deemed to be Level 3. If the fund is using the fair value option under ASC 825, Financial Instruments ("ASC 825") relating to accounting for debt obligations at their fair value, then we would expect to see all of the disclosure requirements of ASC 820 including a reconciliation for Level 3 securities, valuation techniques, unobservable inputs, range and weighted average rates. Should the debt issuance costs be expensed as incurred under ASC 825?

- Note 10 Financial Highlights. In the financial highlights disclose the expense ratio required by Form N-2. From Item 4 of Form N-2:
  Compute the "ratio of expenses to average net assets" using the amount of expenses shown in the Registrant's statement of operations for the relevant fiscal year, including increases resulting from complying with paragraph 2(g) of Rule 6-07 [17 CFR 210.6-07] of Regulation S-X, and including reductions resulting from complying with paragraphs 2(a) and (f) of Rule 6-07 regarding fee waivers and reimbursements. If a change in the methodology for determining the ratio of expenses to average net assets results from applying paragraph 2(g) of Rule 6-07, explain in a note that the ratio reflects fees paid with brokerage commissions and fees reduced in connection with specific agreements only for fiscal years ending after September 1, 1995.

> The current disclosure has two ratios: expenses and expenses and incentive allocation. The required expense ratio should be labeled "ratio of expenses to average net assets". This will include all expenses (excise taxes, all performance allocations including income and gain) on the statement of operations.

- Consolidated schedule of changes in investments in affiliates. Provide the gain/loss and income for each of the securities listed in this schedule as required by Article 12-14 of Regulation S-X.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Holding Company, the Operating Company and their management are in possession of all facts relating to the Holding Company's and the Operating Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Holding Company and the Operating Company request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel